SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par Value $0.001 Per Share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Berkovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

© 2006 Portal Software Inc. CONFIDENTIAL Portal All Hands Meeting Wednesday April 12 th 2006

© 2006 Portal Software Inc. CONFIDENTIAL 2 Agenda The News Dave Labuda Strategic Benefits Bhaskar Gorti Q&A E-Staff Welcome and Introduction Douglas Kehring

© 2006 Portal Software Inc.   CONFIDENTIAL 3
The News!
Oracle intends to acquire Portal
– Definitive agreement signed on Tuesday
– Cash tender offer for $4.90 per share
– Transaction expected to close in June 2006
Delivers the only packaged enterprise software suite
for the communications industry
– Portal provides Billing and Revenue Management applications
– Oracle provides the leading CRM and ERP applications and
infrastructure software
Portal to continue as a dedicated business unit within
Oracle
– Retention of domain expertise and customer relationships
– Ensure smooth transition for customers without interruption

© 2006 Portal Software Inc.   CONFIDENTIAL 4
Validation of Our Hard Work
Market leading technology platform
Turnaround to positive cash flow
Increasing traction in license sales
Strategic customer wins and relationships
Tremendous market knowledge and industry expertise
Oracle heard from the market that we are the right partner
– They generally “buy big” to take the #1 position immediately
– Instead, realized long term success was best with Portal

© 2006 Portal Software Inc.   CONFIDENTIAL 5
Great Market Timing
Portal is ready for break-away growth
– Financial turnaround was successful
– Strong management team in place worldwide
– Technology and solution fit perfectly to increasing market forces
– WE’RE READY FOR PRIMETIME!
Organic growth hampered by viability concerns
– 6-9 months to catch up on SEC filings = sales headwind
– Concerns about our size = sales headwind
– Lack of sales reach = not addressing entire market
– We would succeed stand-alone, but not fast enough
Market is ready for an explosive growth of our solution
– Oracle/Portal combination solves all our major obstacles

© 2006 Portal Software Inc.   CONFIDENTIAL 6
Terms of the Deal
Cash tender offer
– Offer of $4.90 per share
– All outstanding shares will be purchased
– All employee options will be assumed with the economic value preserved
All unvested employee stock options will be assumed
– Preservation of their economic value
All Portal assets transferred
– Operating entities, IP, liabilities
Portal will operate as a business unit within Oracle
– Bhaskar will be appointed General Manager of the business unit
– Dave & JP will evangelize and drive the technology vision
– Marc will continue to run engineering

© 2006 Portal Software Inc. CONFIDENTIAL 7 Agenda The News Dave Labuda Strategic Benefits Bhaskar Gorti Q&A E-Staff Welcome and Introduction Douglas Kehring

© 2006 Portal Software Inc.   CONFIDENTIAL 8
Industry-First:
End-to-end Communications Suite
First end-to-end packaged
OSS/BSS offering for the
Communications industry
Powerful efficiencies from
leveraging best-practices
and application integration
Strong solution for a
dynamic and evolving
industry
Financial
Management
Revenue
Management
Customer
Management

© 2006 Portal Software Inc.   CONFIDENTIAL 9
Portal supported and protected as the Billing standard for
combined companies
Stronger combined vendor with complementary products
– Removes concerns about Portal’s future
– Strengthens best in class Billing and Revenue Management offering
– Oracle provides leading CRM, ERP and infrastructure software
Enhanced support and services through scale
– Global 24x7 distribution and support network for streamlined commercial relationships
– Inclusion of Portal’s solutions in Oracle’s lifetime support policy
Continued focus as a dedicated business unit
– Ensure smooth transition for customers without interruption
– Product availability and release plans will continue
– Existing Portal management team to lead communications industry effort
Great News for Our Customers

© 2006 Portal Software Inc.   CONFIDENTIAL 10
Great News for Our Employees
Exceptional opportunity for innovation and growth
– Oracle is the leader in the enterprise software space
– Backing of significant R&D resources
Substantial infrastructure offers greater leverage to grow
the business
Portal and Oracle joining forces is a union of unique skills
& technology
– Expect to retain vast majority of employees as we accelerate efforts on a combined basis
Securing a strong future for our Company

© 2006 Portal Software Inc.   CONFIDENTIAL 11
Benefits for Partners
Work with a single vendor to address customer needs for
Billing, CRM, ERP, Analytics and infrastructure software
– Greater worldwide resources and increased partner investment
Preserves partners’ investments and experience with
Portal
– Greater R&D budget will drive continued innovation
– Many of Oracle’s strategic partners are also Portal’s largest partners
Preserves partners’ investments and experience with
Oracle through strictly separate processes and
procedures
– Commitment to continue supporting other Billing ISVs deployed on
Oracle infrastructure software
– Continue partnering with Network Equipment Manufacturers in the convergent charging area

© 2006 Portal Software Inc.   CONFIDENTIAL 12
Communications Business Unit
Functional Alignment
Training Development
Alliances
Services
Sales
Marketing
Engineering
CTO
Strategy
Business Unit
Oracle Groups
Tax
Legal
Finances
Facilities
IT
HR
Education Delivery
Customer Support

© 2006 Portal Software Inc.   CONFIDENTIAL 13
Acquisition Timeline
April 10 April 17
April 24
May 1
Signed Merger agreement
Public announcement of intention
US Government Approval (antitrust)
Issue Tender Offer & Proxy
Complete
Purchase*
Subject to change based on shareholder votes and other
external factors
June

© 2006 Portal Software Inc.   CONFIDENTIAL 14
Announcement Timeline
Market Announcement: Wednesday, April 12
– 05:00AM Press Releases issued and employee email sent
– 05:30AM Website headline pushed out
Industry Analyst and Press calls begin
– 10:00AM HQ All Hands meeting
Internal website with materials published
– 12:00PM Customer and Partner email/letters sent
– 02:00PM Americas field Q&A call
– 13:00PM   Customer and Partner calls begin
– 16:00PM Employee event in Cupertino - hosted by Oracle
– 17:00PM APAC/Japan field Q&A call
– 21:00PM India All Hands call (APAC Field invited to call in)
– 24:00PM EMEA field Q&A call

© 2006 Portal Software Inc.   CONFIDENTIAL 15
Pre-Closing Legal Requirements
Until closing, we are a separate company – and must act that way
Do not give customers, partners or anyone else the impression that the parties are acting jointly or have combined their operations prior to closing
Do not identify the two parties as one company or the same company
Do continue to compete, develop and market our products, as if no merger is pending.
Do limit the scope of sharing sensitive information to those with a need to know:  diligence or integration planning
Focus in the meantime should be on 100% customer satisfaction and business as usual and driving successful Q1 FY07 results
Please review Do’s and Don’ts document located on Infosource

© 2006 Portal Software Inc.   CONFIDENTIAL 16
Ongoing Communications
Employees
– Regular staff meetings to communicate progress
–
InfoLine@portal.com: submit questions
– Regular communications from Management
Customers and Partners
– Initial email sent today
– Follow up calls from sales and alliances
– Joint announcement call with Oracle Thursday morning
– Ongoing communications announcing milestones

© 2006 Portal Software Inc.   CONFIDENTIAL 17
Communications and Materials
on InfoSource
www.Oracle.com/PortalSoftware
InfoSource
Web Site
Press Release
Press/ Analysts
Email to Customer/ Partner
General Presentation
General FAQ
Customers/
Partners
All Hands Presentation
General Presentation
Employee FAQ
Employee InfoLine
Do’s and Don’ts
Employees
Sales Presentation (on Portal Template)
Customer/ Partner Script
Email to Customer/ Partner
Sales

© 2006 Portal Software Inc. CONFIDENTIAL 18 Agenda The News Dave Labuda Strategic Benefits Bhaskar Gorti Q&A E-Staff Welcome and Introduction Douglas Kehring

CONFIDENTIAL 19
Acquisition Announcement for Portal Employees –
Douglas Kehring, SVP of Corporate Development
April 12, 2006
Delivering the first integrated, end-to-end packaged solution to immediately meet the unique needs of the communications industry
Oracle and Portal Software
CONFIDENTIAL 19

CONFIDENTIAL 20
Congratulations!
Combination of Oracle and Portal Software is going to be a
marquee event in the communications industry
Portal is a tremendous company and well-respected, and we hope you will continue with us to maximize its potential
Goal is to over-communicate with you throughout the process
Our expectation is that we will be making an offer to nearly every employee to join the combined companies
• This merger is about expansion, not overlap
Oracle is here today to present the following:
• Rationale for the combination
• What to expect going forward
• Introduction to Oracle
• Take questions
CONFIDENTIAL
20

CONFIDENTIAL 21
Overview of Strategic Rationale
Communications and media is a critical focus industry for Oracle
• Fourth largest industry in terms of software spend
• Billing and Revenue Management represents the largest area of customer investment
Access to an integrated packaged applications suite is a top priority for communications service providers
• Billing and Revenue Management at the forefront of customer strategy and competitive differentiation
• Global convergent platform that supports all business processes, services, markets and geographies required
Combination increases Oracle’s addressable customer base and solidifies leadership in the industry
• Significant customer commonality provides immediate benefits
• On combined basis, Oracle is the #1 applications vendor in the communications industry
• Additive to Oracle’s goal to become #1 globally in applications
CONFIDENTIAL 21

CONFIDENTIAL 22
Oracle in Communications Today
Supplying applications and infrastructure software to the
industry since the mid-1980’s
90% of communications companies worldwide use Oracle
applications and/or infrastructure software
Nearly 700 communications customers globally
17 of the world’s top 20 communications service providers run
Oracle applications
All 10 of the world’s most profitable communications service providers run Oracle applications
All 15 of the top U.S. communications service providers run Oracle applications
8 of world’s top 10 mobile operators run Oracle applications
CONFIDENTIAL
22

SIEBEL — **Multi-Channel Customer Management**
(Sales, Marketing, Service, Order Entry)

SIEBEL / ORACLE — **Order & Service Fulfillment**
(Shipping, Logistics, MACD, Provisioning, Activation)

ORACLE — **Financials**
(AR, GL, Payments, Convergent Balance, Consolidated Collections)

ORACLE — **Network Management**
(Asset Mgt, Network build/maintain, Fault Mgt)

PORTAL — **Billing & Rev Mgt**
(Rating, Billing, Dispute/Adjust)

SIEBEL — **Analytics**
(Fraud, Profitability, Cross/Up Sell, Retention, Operations)

ORACLE — **Carrier Grade Technology**
(10G, RAC, GRID, TimesTen, Service Delivery Platform)

ORACLE

CONFIDENTIAL 23
The End-to-end Communications Suite
Approximately 800 unique communications customers on a combined basis
96% of Portal’s customers are Oracle infrastructure software customers
57% of Portal’s customers are Oracle enterprise applications customers
CONFIDENTIAL 23

CONFIDENTIAL 24
Next Steps on the Calendar
Tues, Apr 11 – Signed merger agreement
Wed, Apr 12 – Announce transaction
• Meet to discuss merger with the
Portal team and answer questions
• Cap with a celebration this afternoon
Thurs, Apr 13 – Customer and partner conference
call with Charles Phillips (Oracle president),
Dave Labuda and Bhaskar Gorti
June – Target date to complete transaction
• Dependent on receipt of antitrust regulatory
approvals and completion of tender offer
Activities with dates to be announced –
• Extension of formal offers (you remain as a Portal employee until the legal entity merger is completed in the future)
More information can be found at Oracle.com/PortalSoftware
April 2006
Su M T W R F Sa
1
2 3 4 5 6 7 8
9 10 11 12 13 14 15
16 17 18 19 20 21 22
23 24 25 26 27 28 29
30
May 2006
Su M T W R F Sa
1 2 3 4 5 6
7 8 9 10 11 12 13
14 15 16 17 18 19 20
21 22 23 24 25 26 27
28 29 30 31
CONFIDENTIAL
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CONFIDENTIAL 25
Preliminary U.S. HR Timeline
• US Offers Extended – As close to the closing date as possible
• Offer Acceptance Deadline – One week after receipt of offer
• Oracle U.S. Benefits Presentation – Shortly after offers are extended
• Effective date with Oracle – Upon completion of legal entity merger
• Portal New Hire Orientation – As close to effective date as possible
• Process driven by local terms and conditions
• Portal employees would generally become Oracle employees upon completion of the local legal entity reorganization
• Reorganization outside the U.S. may require local government approval and/or consultation with workers counsels or governmental agencies
• The process outside the U.S. will generally take longer and integration will most likely occur after the U.S.
• In many countries offers will not be generated; rather employees are notified at the time of the reorganization with position details confirmed as part of the merger process
HR Process Outside the U.S.
CONFIDENTIAL
25

CONFIDENTIAL 26
Welcome to Oracle
From the beginning in 1977, Oracle’s success
has come from a commitment to technological
innovation combined with product quality
Both have been essential to the success
of our 275,000+ customers
Result is the #1 supplier of software for information management, and the world’s second largest independent software company
• Over 55,000 employees in 60+ countries
None of this happens without taking care of our people and
empowering them to build on this momentum
• We have one of the largest development talent pools in the industry to drive product innovation
• Addition of Portal and its development, support, sales and services resources is critical to maintaining this advantage
• Significant opportunity is available to you here, and we look forward to taking advantage of your past and future contributions
CONFIDENTIAL 26

© 2006 Portal Software Inc. CONFIDENTIAL 27 Agenda The News Dave Labuda Strategic Benefits Bhaskar Gorti Q&A E-Staff Welcome and Introduction Douglas Kehring

* * * * * * * * * * * * * * * * * * * *

Forward Looking Statement

Statements in this slide presentation regarding potential customer relationships, the possibility of contracted services from Portal, and future financial standings are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our quarterly reports on Form 10-Q. All statements made in this slide presentation are made only as of the date set forth at the beginning of this slide presentation. Portal undertakes no obligation to update the information in this release in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this slide presentation for the outstanding shares of Portal Software, Inc. has not yet commenced, and this slide presentation is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Oracle Systems Corporation’s Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Portal Software’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This slide presentation contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and shareholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our shareholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with our periodic reporting requirements. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended January 30, 2004, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.